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Marc Zimmerman · 2nd

Chef/Owner at MZ Dining Group- SF

San Francisco, California · 500+ connections · Contact info

MZ Dining Group

The Culinary Institute of America

Highlights

1 mutual connection

You and Marc both know Nikki Gonzalez

Experience

Chef/Owner
MZ Dining Group
May 2018 – Present · 1 yr 6 mos

Executive Chef
Alexander's Steakhouse SF
Oct 2012 – May 2018 · 5 yrs 8 mos

Chef de Cuisine
Alexander's Steakhouse
Jun 2010 – Oct 2012 · 2 yrs 5 mos

Executive Chef
Pure Management Group
Aug 2006 – Apr 2010 · 3 yrs 9 mos

Education

The Culinary Institute of America
AOS, Culinary Arts
2002 – 2004

Skills & Endorsements

Menu Development · 99

Endorsed by **larry keck and 27 others who are highly skilled at this**

Endorsed by **3 of Marc's colleagues at Alexanders Steakhouse**

Endorsed by 4 of Marc's colleagues at Alexanders Steakhouse

Fine Dining · 81

Sagar Sareen and 80 connections have given endorsements for this skill

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Interests

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The Culinary Institute of America
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